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09058393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 50020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aura Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 West Valley Avenue, Ste. 107
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barfield, Murphy, Shank & Smith, PC
(Name – *if individual, state last, first, middle name*)

1211 Riverchase Office Road	Birmingham	Alabama	35244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond *unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Loyd G. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aura Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURA FINANCIAL SERVICES, INC.

Financial Statements
And Supplementary Schedules

December 31, 2008

TABLE OF CONTENTS

BARFIELD
MURPHY
SHANK &
SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

1121 Riverchase Office Road
Birmingham, Alabama 35244
205-982-5500
Fax 205-982-5501
www.bmss.com

Keith M. Barfield, CPA
Donald W. Murphy, Jr., CPA
John P. Shank, CPA
Steven N. Smith, CPA
Dianne L. Hart, CPA
Myra S. Roberts, CPA
A. Jackson Knight, CPA
David R. King
Derrel G. Curry, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Aura Financial Services, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Aura Financial Services, Inc. as of December 31, 2008 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aura Financial Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 14-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barfield, Murphy, Shank & Smith, P.C.

Birmingham, Alabama
February 23, 2009

AURA FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2008

Assets		
Current assets		
Cash and cash equivalents	$	33,697
Certificates of deposit		48,625
Receivable from broker-dealers and clearing organizations		487,584
Income tax receivable		24,184
Prepaid expenses and other current assets		73,265
		667,355
Other assets		
Deferred income taxes		18,542
Security deposit		25,058
		43,600
	$	710,955
Liabilities and Stockholders' Equity		
Current liabilities		
Bank overdraft	$	40,514
Accounts payable		22,437
Accrued litigation		101,500
Accrued commissions		325,174
Payable to broker-dealers and clearing organizations		19,423
		509,048
Stockholders' equity		
Class A common stock, $.01 par value, 50,000 shares authorized, 5,000 shares issued and outstanding		50
Class B common stock, $.01 par value, 100,000 shares authorized, 58,628 shares issued, 6,468 shares outstanding		586
Additional paid-in capital		204,022
Treasury stock, at cost, 52,160 shares		(185,747)
Retained earnings		182,996
		201,907
	$	710,955

See notes to financial statements.

AURA FINANCIAL SERVICES, INC.
Statement of Operations
Year ended December 31, 2008

Sales	
Listed securities	$ 41,386
OTC securities	5,284,276
Mutual funds	467,786
Variable annuities	402,927
Options	216,357
Miscellaneous	116,001
	6,528,733
Cost of sales	
Commissions	4,338,432
Clearing charges	167,589
	4,506,021
Gross profit	2,022,712
Interest income	371,955
	2,394,667
Operating expenses	
Salary and employee benefits	832,353
General and administrative	1,124,609
Rent	222,000
Data information systems	125,992
Professional fees	367,670
Postage	25,817
Licenses	42,411
Other	158,544
	2,899,396
Loss from operations	(504,729)
Other income	
Postage reimbursement	356,001
Loss before income taxes	(148,728)
Income tax benefit	31,976
Net loss	$ (116,752)

See notes to financial statements.

AURA FINANCIAL SERVICES, INC.
Statement of Stockholders' Equity
Year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance - December 31, 2007	$ 636	$ 204,022	$ (185,747)	$ 299,748	$ 318,659
Net loss	-	-	-	(116,752)	(116,752)
Balance - December 31, 2008	$ 636	$ 204,022	$ (185,747)	$ 182,996	$ 201,907

See notes to financial statements.

AURA FINANCIAL SERVICES, INC.

Statement of Cash Flows
Year ended December 31, 2008

Operating activities	
Net loss	$ (116,752)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred tax benefit	(7,792)
Changes in operating assets and liabilities	
Receivable from broker-dealers and clearing organizations	140,364
Income tax receivable/payable	(44,191)
Prepaid expenses and other current assets	(8,396)
Security deposit	70
Accounts payable	(37,272)
Accrued litigation	51,500
Accrued commissions	(57,156)
Payable to broker-dealers and clearing organizations	(7,570)
Net cash used in operating activities	(87,195)
Investing activities	
Reinvestment of interest on certificates of deposit	(199)
Net cash used in investing activities	(199)
Financing activities	
Proceeds from bank overdraft	40,514
Net cash provided by financing activities	40,514
Net decrease in cash and cash equivalents	(46,880)
Cash and cash equivalents - beginning of year	80,577
Cash and cash equivalents - end of year	$ 33,697

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aura Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company derives the majority of its revenue from commissions associated with the trading of securities, mutual funds, annuities, and other various financial instruments. The Company is an Alabama corporation with offices in Alabama, Florida, and New York.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash and cash equivalents.

The Company maintains cash depository accounts which, at times, may exceed federally insured limits. These amounts represent actual account balances held by financial institutions at the end of the period, and unlike the balance reported in the financial statements, the account balances do not reflect timing delays inherent in reconciling items such as outstanding checks and deposits in transit.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables

Receivables are carried at their estimated collectible amounts. Accounts are considered past due based on their contractual terms. Receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company closely monitors outstanding balances and writes off all balances that are deemed uncollectible. Therefore, no allowance is deemed necessary.

Commissions

Commissions and related clearing expenses are recorded on a monthly basis as the securities transactions occur.

Income Taxes

The Company provides for income taxes currently due and for the expected future tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Financial Accounting Standards Board Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, requires the evaluation and disclosure of uncertain tax positions. The Company has elected to defer the application of FIN 48 under the guidance of Financial Accounting Standards Board Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*.

Advertising Costs

The Company expenses advertising cost as incurred. Advertising costs totaled $8,101 for the year ended December 31, 2008 and included printed media advertisements and promotional items.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of the receivable from and payable to broker-dealers and clearing organizations at December 31, 2008:

	Receivable	Payable
Clearing organizations	$ 435,508	$ 19,423
Mutual fund companies	52,076	-
	$ 487,584	$ 19,423

The receivables represent commission, interest, and postage reimbursement income. The payable represents clearing and related charges.

NOTE 3 - INCOME TAXES

The following is a summary of the components of the deferred tax asset at December 31, 2008:

Deferred tax assets	
Accrued litigation	$ 8,063
Net operating loss carryforward	10,479
	$ 18,542

Realization of deferred tax assets associated with net operating loss (NOL) carryforwards and reversal of other temporary differences is dependent upon generating sufficient taxable income prior to expiration of the NOL carryforwards. Management believes that no valuation allowance is necessary at December 31, 2008. The deferred tax asset related to the net operating loss carryforward will expire in 2023.

NOTE 3 - INCOME TAXES - Continued

Income tax benefit consisted of the following at December 31, 2008:

Current tax benefit		
Federal	$	24,184
State		-
		24,184
Deferred tax (expense) benefit		
Federal		(1,875)
State		9,667
		7,792
	$	31,976

NOTE 4 - COMMON STOCK

The Company has two classes of common stock issued at December 31, 2008. The holders of Class A common stock have exclusive voting power with respect to all elections of directors of the Company and in respect to all other matters as to which vote or consent of the stockholders of the Company is required to be taken. The holders of Class B common stock have no voting rights in any matters affecting the Company, except as may otherwise be expressly required by law. The holders of Class A and Class B common stock share equally and have equal rights with respect to entitlement to dividends, rights to receive distribution upon liquidation, dissolution or winding up of the affairs of the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a party to various regulatory investigations incidental to its securities business and has recognized a contingent liability for the settlement of these investigations of $37,500 at December 31, 2008. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these investigations will not result in any additional material adverse effect on the Company's financial condition. However, regulatory investigations and any potential disciplinary actions are subject to inherent uncertainties. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the results of operations for the period in which the outcome occurs.

In addition, the Company has accrued $64,000 at December 31, 2008 for the remaining amount outstanding on a settlement in 2008.

NOTE 5 - COMMITMENTS AND CONTINGENCIES - Continued

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. Currently, substantially all of the Company's securities transactions are cleared through one broker-dealer. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company contracted with Aura Holdings, Inc. to provide equipment and office space and to perform administrative and accounting services for the Company during the year. The president of the Company is a major stockholder in Aura Holdings, Inc. The amount paid for these services totaled $2,089,500 for the year ended December 31, 2008.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital. The Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by SEC rule 15c3-1. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The SEC requires that a minimum of $50,000 net capital be maintained at all times. The Company has a net capital of $86,431 which is $36,431 in excess of its required net capital of $50,000 at December 31, 2008. The Company has a ratio of aggregate indebtedness to net capital of 5.89 to 1.00 at December 31, 2008.

NOTE 8 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Net cash used in operating activities reflects cash payments for taxes of $21,702 for the year ended December 31, 2008.

SUPPLEMENTARY SCHEDULES

AURA FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Net capital		
Total stockholders' equity from statement of financial condition	$	201,907
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		201,907
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses		72,750
Income tax receivable		24,184
Deferred income taxes		18,542
		115,476
Net capital	$	86,431
Aggregate indebtedness		
Items included in statement of financial condition		
Bank overdraft, accounts payable and accrued expenses	$	509,048
Total aggregate indebtedness	$	509,048
Computation of minimum net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	33,954
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above)	$	50,000
120% of minimum dollar net capital requirement	$	60,000
Excess net capital	$	36,431
Excess net capital at 120% of minimum dollar net capital requirement	$	26,431
Excess net capital at 1,000% (net capital - 10% of aggregate indebtedness)	$	35,526
Ratio: Aggregate indebtedness to net capital		5.89

See independent auditors' report.

AURA FINANCIAL SERVICES, INC.
Reconciliation of Computation of Net Capital
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2008

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in the preceding supplementary information and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2008.

See independent auditors' report.

AURA FINANCIAL SERVICES, INC.
Information Pursuant to the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
(Exemptive Provision)
December 31, 2008

Rule 15c3-3 of the Securities and Exchange Commission requires the maintenance of reserves with respect to customers' cash and cash realized through the utilization of customers' securities. The Company has claimed an exemption under section (k)(2)(ii) as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

See independent auditors' report.

BARFIELD
MURPHY
SHANK &
SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

1121 Riverchase Office Road
Birmingham, Alabama 35244
205-982-5500
Fax 205-982-5501
www.bmss.com

Keith M. Barfield, CPA
Donald W. Murphy, Jr., CPA
John P. Shank, CPA
Steven N. Smith, CPA
Dianne L. Hart, CPA
Myra S. Roberts, CPA
A. Jackson Knight, CPA
David R. King
Derrel G. Curry, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Aura Financial Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplementary schedules of Aura Financial Services, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control included procedures to evaluate the design of controls relevant to an audit of financial statements and to determine whether they have been implemented, but it did not include procedures to test the operating effectiveness of controls, and accordingly, was not directed to discovering significant deficiencies in internal control. Therefore, our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barfield, Murphy, Shank & Smith, P.C.

Birmingham, Alabama
February 23, 2009

END